Daniel B. Nunn, Jr.
Nelson Mullins Riley & Scarborough LLP
50 N. Laura Street, 41st Floor
Jacksonville, FL 32202

February 3, 2023

Division of Corporation Finance
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:	Michael Killoy
		Nicholas Panos

RE:	Patriot Transportation Holding, Inc.
	Schedule 13D filed by Robert E. Sandlin
	Filed January 18, 2023
	File No. 005-88600

Dear Mr. Killoy and Mr. Panos:

On behalf of Robert E. Sandlin, we are responding to the letter from the Division of Corporation Finance Office of Mergers & Acquisitions dated February 1, 2023 (the "Comment Letter") regarding Mr. Sandlin's
Schedule 13D filed with the Securities and Exchange Commission
(the "SEC") on January 18, 2023 (the "Schedule 13D").

For ease of reference, the text of the Division of Corporation Finance Office of Mergers & Acquisitions' comment is included in Paragraph 1 below, followed by Mr. Sandlin's response.

Schedule 13D filed January 18, 2023

General

1. We note the date of the event reported as requiring the filing of the
Schedule 13D was November 15, 2021. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within 10 days after the acquisition of more than five percent of a class of equity securities specified in Rule 13d-1(i). Based on the reported November 15, 2021 event date, the January
18, 2023 filingwas not timely filed. Please advise us why the Schedule
13D was not filed within the required 10 days after the acquisition.

Response: Mr. Sandlin's beneficial ownership of the common stock
("Common Stock") of Patriot Transportation Holding, Inc. (the "Company") first exceeded five percent of the outstanding shares of Common Stock due to certain adjustments made by the Company's board of directors to all outstanding options to purchase Common Stock ("Stock Options") in connection with the Company's issuance of an extraordinary cash dividend on November 15, 2021. Such adjustments, which were made to preserve the intrinsic values of such Stock Options pursuant to the Company's Equity Incentive Plan, caused the number of Stock Options held by Mr. Sandlin which were exercisable within 60 days to increase by 64,460, resulting in a 1.7% increase in his beneficial ownership of the Common Stock.

Mr. Sandlin's beneficial ownership of the Common Stock was reported in the Company's proxy statements filed with the SEC on December 14, 2021 and December 9, 2022. Mr. Sandlin also complied with his reporting obligations under Section 16(a) of the Securities Exchange Act of 1934. He was unaware, however, that events that were non-volitional on his part (i.e., adjustments to Stock Options by the Company) triggered a requirement to file a Schedule 13D, and his failure to do so within 10 days of the Stock Option adjustments was an inadvertent oversight. Mr. Sandlin promptly filed the Schedule 13D upon being advised of his obligation to do so.

Please direct any questions or further comments relating to the above to the undersigned at (904) 665-3601 or daniel.nunn@nelsonmullins.com.

Very truly yours,
Daniel B. Nunn, Jr.